                                                                  EXHIBIT (h)(6)


                      IN THE UNITED STATES DISTRICT COURT
                     FOR THE NORTHERN DISTRICT OF ILLINOIS
                                EASTERN DIVISION

PUBLICIS COMMUNICATION,             )
                                    )
                     Plaintiff,     )
                                    )
            v.                      )
                                    )
TRUE NORTH COMMUNICATIONS INC.,     )
BRUCE MASON, STEPHEN T. VEHSLAGE,   )      97 C 8263
GREGORY W. BLAINE, LAUREL CUTLER,   )      Judge Joan B. Gottschall
J. BRENDAN RYAN, RICHARD S.         )
BRADDOCK, MICHAEL P. MURPHY,        )
RICHARD P. MAYER, and BOZELL,       )
JACOBS, KENYON & ECKHARDT, INC.     )
                                    )
                     Defendants.    )



                            AMENDED AND SUPPLEMENTAL
                                   COMPLAINT


          Publicis Communication ("Publicis"), through its undersigned counsel, for its Amended and Supplemental Complaint against True North Communications Inc. ("True North" and the "Company"), Bruce Mason, Gregory W. Blaine, Richard S. Braddock, Laurel Cutler, Richard P. Mayer, Michael P. Murphy, J. Brendan Ryan, and Stephen T. Vehslage (together, the "Director Defendants"), and Bozell, Jacobs, Kenyon & Eckhardt, Inc. ("Bozell"), alleges as follows:

                              Nature of the Action

          1. Publicis brings this action for, among other remedies, injunctive and/or declaratory relief:
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                 (a) to prevent the application of defendant True North's
         anti-takeover devices and any other defensive measures to Publicis' tender offer, proposed merger and solicitation of revocations and conditional proxies, in violation of fiduciary duties owed to True North's stockholders;

                 (b) to prevent True North from otherwise impeding Publicis' tender offer, proposed merger and solicitation of revocations and conditional proxies, which comply with all applicable laws and other obligations;

                 (c) to enjoin True North from continuing its course of proxy fraud, in violation of the federal securities laws;

                 (d) to enjoin the special meeting of True North stockholders called for December 30, 1997 (the "Special Meeting") to approve a merger between True North and another advertising firm, Bozell (the "Bozell Merger"), until a proper record date is set, until True North has engaged in serious, good faith discussions with Publicis concerning Publicis' tender offer, proposed merger and solicitation of revocations and conditional proxies and until the marketplace has absorbed all corrective disclosures by True North; and

                 (e) to void the Merger Agreement between True North and Bozell dated July 30, 1997 (the "Merger Agreement") and enjoin the consummation of the Merger or, alternatively, to void the Merger Agreement's so-called "fiduciary out" provision.

                 2. Publicis is True North's largest shareholder, holding 18.4% of its common stock. On December 4, 1997, Publicis announced its intention to commence an all-cash tender offer for approximately 9.6 million shares of True North common stock at




                                      2
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a price of $28 per share (the "Offer").  These shares, when added to the shares already owned by Publicis, will constitute a majority of the total number of outstanding shares of True North. The Offer is conditioned on a number of matters, including the termination of the Merger Agreement in accordance with its terms and the removal or inapplicability of certain of True North's anti-takeover devices. At the same time as it announced the Offer, Publicis announced its intention to solicit revocations and conditional proxies to defeat stockholder approval of the Bozell Merger at the Special Meeting (the "Publicis Solicitation").

          3. Upon consummation of the Offer, Publicis intends to combine True North and Publicis to create a unified company run by one successful management team (the "Proposed Publicis Merger"). The Offer is non-coercive and fair to True North's stockholders. The Offer represents a substantial premium over the market price for True North shares prior to the disclosure on November 17, 1997 of Publicis' proposed merger. The Offer, Proposed Publicis Merger and Publicis Solicitation provide True North stockholders with a superior alternative to the Bozell Merger - evidenced by the market's enthusiastic response upon the disclosure of the Proposed Publicis Merger - and pose no threat to the interests of True North's stockholders or to True North's corporate policy and effectiveness.

          4. The Offer arises in the context of years of hostility by True North senior management against Publicis. The parties formed a joint venture over a decade ago, but have endured years of disagreements. For years, True North management has viewed Publicis as a threat to its continued control over True North and as a potential hostile acquirer. Indeed, True North management has gone to great lengths to defend





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against the perceived threat of a hostile takeover from Publicis, including upon information and belief investigations of Publicis' chairman, Maurice Levy:

          - In August 1995, a True North employee was instructed to enter the hotel room of Mr. Levy, without his consent, and search his wastebasket for his Board of Directors' book. The employee recovered a torn copy of Mr. Levy's personal agenda from the wastebasket, pieced it together and delivered the personal agenda to True North chairman Bruce Mason. Mr. Levy was not told of the incident for a year.

          - Between September 1995 and February 1996, True North used a private investigator to investigate Mr. Levy. True North decided to pursue the investigation in connection with its anti-takeover defenses.

          5. The Bozell Merger is True North's latest attempt to fend off Publicis while enriching top management. If the Bozell Merger is consummated, Publicis - as well as all other public stockholders of True North
- will suffer a dilution in their stockholdings of approximately 50%. The price to be paid for Bozell is far in excess of its real value to True North - a fact that exposes the motives of True North management. Certain senior members of True North management stand to gain employment contracts that will pay them tens of millions of dollars over the years to come. Moreover, upon information and belief the combined stock holdings of True North and Bozell management will gain effective control over the surviving company and its Board of Directors, thus ensuring its continued entrenchment. Such entrenchment would be to the substantial detriment of True North stockholders, who have seen the value of their investment in True North stagnate in a period of strong growth for advertising companies.





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          6.     True North's Board of Directors has rejected Publicis'
merger proposal and has sought to preclude True North stockholders from having a fair and full opportunity to decide the future of their Company and to realize the full value of their stock. Instead, to gain stockholder approval of the Bozell Merger and to defeat the Publicis proposal, Defendants have embarked upon a campaign marked by breaches of their fiduciary duties to True North stockholders and by proxy fraud. In breach of its fiduciary obligations, the True North Board has refused to meet with Publicis to consider Publicis' superior proposal; improperly restricted the Board's ability to consider superior offers; and manipulated the corporate machinery in an attempt to fix the upcoming special shareholder vote on the Bozell merger. Defendants have violated the New York Stock Exchange Rules as well as the federal proxy rules in order to disenfranchise those stockholders who are likely to vote against the Bozell merger.

          7. Publicis is not now and never has been a threat to True North. True North's Board of Directors should not be allowed to deprive the stockholders of the opportunity to decide upon the merits of the Offer for themselves. True North has no reasonable grounds to view Publicis or its proposal to merge as a threat, and True North's responses - proxy fraud, interfering with the stockholder franchise, restricting the Board's ability to consider a superior offer, and refusing even to discuss the Publicis' proposal
- are unreasonable and disproportionate responses, designed to entrench and enrich current management in violation of the Board of Directors' fiduciary duties owed to True North's stockholders. These violations will cause Publicis and True North's stockholders irreparable injury.





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          8.     Unless enjoined, the True North Board will use other
anti-takeover devices in its arsenal, such as its "poison pill", which limits the ability of True North's stockholders' to consider, accept or approve any tender offer unless True North's Board of Directors removes the poison pill. It is for True North's stockholders to decide the fate of their company, whether to merge with Bozell, merge with Publicis, or hold out for an alternative offer. Publicis asks the Court to provide the stockholders with the unfettered right to decide.

                             Jurisdiction and Venue

          9. This Court has jurisdiction over this action pursuant to 28 U.S.C. Sections 1331, 1332 and 1367. The amount in dispute exceeds $75,000.

          10.    Venue is proper under 28 U.S.C. Section 1391.

                                  The Parties

          11.    Publicis is a 73.5% owned subsidiary of Publicis, S.A.
The remaining 26.5% of Publicis is owned by True North. Both Publicis and Publicis S.A. are French corporations with their principal place of business in Paris, France. Publicis is one of Europe's largest advertising networks, with offices in 50 countries and 97 cities. Publicis S.A.'s stock is publicly traded on the Paris stock exchange.

          12. Defendant True North is a Delaware company with its principal place of business in Chicago, Illinois. True North is a communications company and the parent of Foote, Cone & Belding, a national advertising agency network. Its stock is traded on the New York Stock Exchange.





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          13.    Defendant Bruce Mason is the Chairman of the Board of
Directors and Chief Executive Officer of True North. Defendants Stephen T. Vehslage, Richard S. Braddock, Michael P. Murphy, and Richard P. Mayer are directors of True North. Defendants Gregory W. Blaine, Laurel Cutler, and J. Brendan Ryan are officers and directors of True North. Upon information and belief, the Director Defendants are citizens of Illinois, New York, and Connecticut.

          14. Defendant Bozell is an advertising network, incorporated in Delaware, with its principal place of business in New York, New York. Bozell is named as a defendant because of the relief being sought by Publicis in this action. Publicis does not assert any claims specifically against Bozell.

                                   Background

          15. In 1989, Publicis and True North formed a joint venture in which the two companies combined certain of their European operations. As part of the formation of the joint venture, the parties also became significant shareholders of one another.

          16.    In the years since the formation of the Publicis/True
North joint venture, the parties have had disagreements concerning the nature and scope of their joint efforts. Notwithstanding these disagreements, Publicis has never posed any type of threat to True North's corporate policies or effectiveness, although True North incorrectly perceived Publicis as a threat with no reasonable grounds for its perception.

Publicis' 1995 Proposal to Merge with True North

          17. At various times during 1995, Publicis officers discussed with True North senior management and directors the possibility of a merger of True North and





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Publicis.  The reaction of True North's senior management was hostile.  Upon information and belief, True North senior management perceived Mr. Levy's merger proposal as a threat to their continued control of True North and began to explore and to implement various anti-takeover defenses to Publicis. Upon information and belief, True North hired private investigators to conduct an investigation of Mr. Levy in connection with anti-takeover devices against Publicis.

          18.    Upon information and belief, after an August 16, 1995
True North Board of Directors' meeting - which Mr. Levy attended as a True North director - True North directed an employee to enter Mr. Levy's hotel room and search through his wastebasket to find, and to remove, his Board book. The employee found a torn copy of Mr. Levy's personal agenda, which was pieced together and delivered to Bruce Mason. The reconstructed agenda revealed, among other matters, a planned meeting between Mr. Levy and Charles D. Peebler, Jr., chairman of Bozell. (The meeting with Mr. Peebler was canceled and never rescheduled.)

          19. On November 15, 1995, Publicis chairman Maurice Levy made a detailed presentation to the True North Board of Directors demonstrating the rationale for a proposed merger of True North and Publicis. The merger would create a global advertising network, offering a complete range of services across North America and Europe. The merger also would create significant incremental income as well as savings from the efficiencies realized through the combined operations of the firms. Mr. Levy concluded that the only logical and sensible solution to the obstacles faced by both firms was a merger.





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          20.    True North rejected Publicis' merger proposal and
continued to press for a complete termination of their relationship. In May 1997, the parties signed a series of agreements that unwound their European joint venture. After consummation of the transactions contemplated by the May 1997 agreements, Publicis remained an 18.5% owner of True North, and True North became a 26.5% owner of Publicis.

The Bozell Merger

          21. In February 1995, True North and Bozell entered into significant discussions concerning a possible acquisition of Bozell by True North. Upon information and belief, these discussions were prompted by True North's concern over a possible Publicis proposal to merge. However, True North had no reasonable grounds to believe that Publicis or its 1995 merger proposal were a threat to True North or its corporate policies.

          22. The discussions with Bozell continued throughout 1995 and, at an August 16, 1995, True North Board meeting, members of the True North Board discussed the proposed transaction and determined that negotiations should continue. Mr. Levy expressed his concerns about the proposal with Bozell, including concerns (among others) that Bozell's recent profitability might represent an anomaly and that conflicts between automotive clients of the two firms could not be resolved, therefore risking the loss of a significant account if the firms merged. (Attached as Exhibit A to the Complaint is a copy of Mr. Levy's August 21, 1995 letter to Bruce Mason.). The negotiations nonetheless continued, but ended late in the year.

          23. In late 1995 and through the summer of 1996, True North approached and was approached by a number of parties concerning possible acquisitions





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or combinations.  Some of these discussions became serious enough to warrant the execution of confidentiality agreements to enable the parties to exchange confidential and/or proprietary information.

          24. Negotiations between True North and Bozell resumed in early 1997. During the negotiations over the next several months, Bruce Mason met with a senior executive of a large global advertising agency to see if the agency had any interest in a merger with True North. True North also received a substantial proposal for a merger from the chief executive offer of a publicly held marketing services company. Simultaneously with its Bozell negotiations, True North executives held several meetings with executives of the marketing services company to explore its proposal, and entered into a confidentiality agreement pursuant to which True North supplied confidential information to the company. The negotiations between True North and the marketing services firm involved a specific range for a purchase price of True North. True North has never disclosed those specifics.

          25. On July 31, 1997, True North announced its agreement to merge with Bozell, an advertising firm with headquarters in New York City. True North did not consult its largest stockholder, Publicis, with respect to the Bozell Merger. On December 1, 1997, True North mailed final proxy materials describing the transaction (the "True North Proxy Statement") and, for the first time, publicly disclosing the Bozell Merger Agreement.

          26. The Merger Agreement requires True North to issue approximately 20 million new shares of common stock, nearly doubling the 25 million currently outstanding. Each share of Bozell common stock will be converted into 0.51 shares of





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True North common stock upon completion of the Bozell Merger.  Under the terms of the transaction, True North will pay more than twice the price for Bozell that was proposed in 1995, notwithstanding the fact that the 1995 proposal was based upon projections of net income that were twice those actually realized.

          27. The Bozell Merger significantly overvalues Bozell and undervalues True North. Information in the True North Proxy Statement indicates that True North is paying too high a price for a deal that does nothing to address True North's basic strategic weakness: the lack of an international presence. True North's proposed Bozell Merger fails to address this basic flaw, and instead devotes additional resources to expanding the domestic market in which True North already has a significant presence. Further, by undervaluing True North and overvaluing Bozell, True North proposes to pay dearly for this unnecessary acquisition. In addition to overpaying for Bozell, the True North Proxy Statement also states that True North expects to take a charge against earnings for the Bozell Merger of between $80 and $120 million on an after-tax basis, causing the Company effectively to pay even more for Bozell. And, as Mr. Levy predicted in 1995, the surviving firm will not be able to keep both of its automotive clients: one has announced that it has pulled its account with True North.

          28. Upon information and belief, post-merger management of True North will effectively control the Company. Through the exercise of options and distribution of newly issued shares, the post-merger management of True North will gain voting control of a dominant block of the Company's shares
- a block that will be significantly larger than the block owned by Publicis. Publicis, as well as True North's public shareholders, will suffer an approximate 50% dilution in their holdings. In addition, post-merger





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management will control the newly constituted and expanded Board of Directors.
Publicis may lose its single seat on the Board.

          29. In connection with the Merger Agreement, upon information and belief, employment agreements were entered into with certain members of senior management of both companies that provide that, upon consummation of the Merger, certain of the Defendants will receive exorbitant compensation, potentially in excess of tens of millions of dollars over the next several years.

          30. The Merger Agreement prohibits True North and its officers, directors, and employees from engaging in discussions or negotiations with other potential bidders for True North except under very limited circumstances (the "fiduciary out" provision). The Merger Agreement only permits the True North Board to consider a "Superior Parent Takeover Proposal", which is narrowly defined as a third-party offer for a business combination with True North in which the sole consideration to be received by True North shareholders is the stock of a widely-held public company.

The Proposed Publicis Merger

          31. On November 10, 1997, Publicis chairman Maurice Levy sent a letter to the True North Board of Directors stating Publicis' belief that "True North's transaction with Bozell is contrary to the best interests of True North's stockholders, of which Publicis is by far the largest with 18.5% of True North's common stock." As Mr. Levy explained:

          The acquisition does not solve True North's fundamental strategic weakness, which has been its failure to establish a global presence. Bozell is primarily a U.S.-based business with a weak international presence, and Publicis believes





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          that its acquisition by True North will compound, rather than solve,
          True North's strategic weaknesses. As global marketers have increasingly demanded worldwide coverage, True North has continued to focus on its U.S. business and as a result, we believe that True North now finds itself at a significant competitive disadvantage. In short, True North's proposed acquisition of Bozell does nothing to solve these problems, and we believe (based on the limited information that has been made available to date) that the price to be paid for Bozell significantly exceeds the value of Bozell's business.

          32. As an alternative to the Bozell transaction, Mr. Levy stated that Publicis is "prepared to propose a business combination between Publicis Communication and True North in which each outstanding share of True North would be valued at US$28":

          Publicis has for some time believed that a combination of Publicis Communication's businesses with those of True North would create a powerful global presence with tremendous opportunities for growth. . . . We at Publicis continue to believe that a merger between Publicis Communication and True North is in the best interests of both True North's and Publicis' stockholders and their respective clients and employees.

          33. Mr. Levy concluded with an invitation "to discuss with True North and its representatives the details of our proposal, including the cash and stock components of our US$28 valuation":

          We would be willing to meet with you and your advisors at your earliest convenience to discuss our proposal and to answer any questions you may have. Our preferred course would be to negotiate a transaction that can be presented to our respective stockholders and clients as the amicable and





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          joint effort of Publicis, True North and each of the
          companies' Boards of Directors and senior management. I hope that each of you will give our proposal serious consideration, and I look forward to your reply. We stand ready to meet with the Board to present our plans.

True North's Attempts to Steal the Special Shareholder Vote

          34. True North did not disclose Publicis' letter to the public. Nor did it respond in any way to Publicis. Instead, True North - recognizing that Publicis' opposition and merger proposal would seriously threaten the Bozell Merger - immediately undertook to manipulate the vote at the Special Meeting (then set for December 22, 1997) at which the Bozell transaction would be voted upon by True North shareholders.

          35. True North attempted to manipulate the vote by setting a premature record date, the date used to determine who is entitled to vote at the Special Meeting. Without revealing to the New York Stock Exchange (the "Exchange") or to the public the highly material information that it had received from Publicis, True North set a record date of Tuesday, November 18. True North sat silently upon this information as well, deliberately choosing not to announce that it had set a record date for the Special Meeting.

          36.    After a week had passed with no response, on November
17, Publicis decided to disclose publicly the text of the letter. The stock market's reaction was immediate and dramatic. On the day of the announcement, the price of a share of True North common stock rose more than 11%, from 23 3/8 to 26. Approximately one million shares were traded on November 17 and 18, more than twelve times the average daily volume of the stock. The market's reaction to the news of Publicis' merger proposal and





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opposition to the Bozell Merger demonstrates the significance of the news to
True North shareholders.

          37. True North's decision to set an early record date while it sat silently upon this explosive news, if not remedied, will deprive the holders of over a million True North shares of the opportunity to participate in a contested special shareholders' meeting. Because trades of securities take three business days to settle, every single shareholder who purchased True North securities after Thursday, November 13 - including persons who purchased at higher prices that prevailed after the public announcement of Publicis' merger proposal and opposition to the Bozell Merger - has been disenfranchised.

          38. True North's decisions to set a premature record date, to remain silent about Publicis' merger proposal and opposition to the Bozell Merger, and not to announce its record date have disenfranchised holders of millions of True North shares who purchased because of their interest in, or at prices that reflected, Proposed Publicis Merger. And True North shareholders who sold their shares before the news about Publicis was released will be permitted to vote, notwithstanding their potential lack of interest in the meeting. In short, because True North remained silent about Publicis' merger proposal and opposition to the Bozell Merger and set an early record date, no True North shareholder who purchased knowing of Publicis' merger proposal and opposition to the Bozell Merger will be allowed to participate in the Special Meeting.

          39.    True North's eight-day notice to the Exchange violated
Section 401.02 of the rules set forth in the New York Stock Exchange Listed Company Manual, which applies to True North. Section 401.02 provides that "[a] minimum of ten days' notice is required prior to the record date established (or closing of the transfer books) for





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determination of shareholders entitled to vote at the meeting."  True North also violated Securities and Exchange Commission ("SEC") Rule 14a-13 regarding the solicitation of proxies, which requires the mailing of broker inquiries twenty days in advance of the record date. 17 C.F.R. Section 240.14a-13. In violation of Rule 14a-13, True North did not mail broker inquiries until the day before and, in some cases, the day after the record date to maintain the secrecy of its record-date maneuver.

True North's Delayed Response to Publicis

          40. After the close of trading on November 17 - and after Publicis had publicly disclosed the contents of its November 10 letter - True North (through its chairman) finally responded to Publicis' November 10 letter. Bruce Mason claimed that the Board of Directors discussed the proposal "at length" but rejected the offer, even though it refused to meet with or discuss the proposal with Publicis.

          41. Also on November 17, 1997, True North filed a complaint in the Delaware Court of Chancery against Publicis and its parent company, Publicis S.A., seeking a preliminary and permanent injunction to provide certain statements from Publicis' accountants for submission to the SEC and to True North's auditors in connection with True North's preliminary proxy and registration statements. No hearing or other proceeding was held in the action and, on November 21, 1997, counsel for True North informed the Delaware court that Publicis had fully complied with its requests.





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True North's Misleading and Coercive
Statements about the Bozell Merger

          42.    On December 1, 1997, True North mailed its definitive
Proxy Statement/Prospectus to its stockholders. The True North Proxy Statement paints a false and misleading picture of the potential for alternatives to the proposed Bozell Merger.

          43. The True North Proxy Statement states that from the spring of 1995 through the summer of 1996, True North approached or was approached by Publicis and other parties to discuss significant acquisitions or combinations. All details of any offers it received from other parties - including key elements such as price - are omitted. Thus, the True North Proxy Statement does not provide any information about any offers received or combinations discussed that would allow True North shareholders to compare the Publicis merger proposal and the Bozell Merger with prior offers or proposed combinations.

          44. Of critical importance, the True North Proxy Statement states that True North held particularly serious and detailed takeover discussions with one unnamed "Interested Party" from May 1997 through July 1997, the same time frame as the Bozell Merger negotiations. The True North Proxy Statement suggests that the Interested Party's proposed transaction was of less value to True North shareholders than the Bozell Merger by stating that the closing price of True North stock on November 25, 1997, the last day before the filing of the True North Proxy Statement (but long after the announcement of the Bozell Merger Agreement), was above the Interested Party's "final tentative offering price."





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          45.    But the Proxy Statement fails to disclose to True North
shareholders that the price on November 25, 1997 reflected the $2.63 jump in True North's share value on November 17, 1997, when Publicis disclosed its proposed offer. This omission is materially misleading because it suggests that the Interested Party transaction is of less value than the proposed Bozell Merger, when no such inference can fairly be drawn from the price of True North's shares on November 25, 1997.

True North's Misleading and Coercive Statements About Publicis

          46. True North's determination to tilt the playing field against Publicis is further demonstrated by its false and misleading public statements about Publicis in connection with the True North proxy solicitation. Those false and misleading statements are calculated to cast Publicis and its proposed offer in an unfairly negative light, causing irreparable injury to Publicis.

          47. On December 2, 1997, True North filed definitive additional proxy materials with the SEC, consisting of a letter directed to True North shareholders who are also True North employees. The letter erroneously states that "Publicis withh[eld] some obligatory financial documentation [from True North]," and blames Publicis for causing an alleged delay in obtaining SEC approval of True North's proxy solicitation materials. Both statements are not only false but materially misleading, since they incorrectly suggest that Publicis withheld information from True North and that it did so to hinder the Bozell Merger.

          48. First, it is false to say that Publicis withheld any "financial documentation" from True North. True North did not ask Publicis for "financial documentation," such as financial statements, but for a statement from its accountants as





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to which accounting standards had been applied to Publicis' previously disclosed 1994-96 financial statements. Further, Publicis did not withhold anything., but requested its accountants to comply.

          49. True North then sued Publicis in Delaware state court on November 17, 1997 demanding that Publicis provide it with signed accountants' statements. Two days later, on November 19, 1997, Publicis provided True North with these signed statements. True North's suggestion that Publicis somehow hindered the production of these documents is false and materially misleading.

          50. Second, it is false to state that the SEC's process for approving True North's Proxy Statement was "delayed due to Publicis withholding" any documentation. On November 20, 1997, True North informed Publicis that the accountants' statements - prepared precisely in accordance with the form provided by True North - were insufficient due to True North's own mistake. True North then asked Publicis again to provide it with new signed statements; Publicis did so the next day, November 21, 1997. True North did not file its definitive Proxy Statement or Amendment No. 2 to its Form 10-K (in which True North's version of Publicis' consolidated financial statements appears) until November 26, 1997, five days later. This delay could not possibly have been caused by Publicis' provision of the accountants' statements requested by True North. True North's suggestion that Publicis hindered the SEC approval process is thus false and materially misleading.





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True North's Misleading and Coercive Statements
About the Proxy Solicitation

          51. True North has also tried to mislead its shareholders into believing that the results of the proxy solicitations, and the Bozell Merger, are a forgone conclusion. Such statements plainly violate SEC Rule 14a-9, which prohibits True North from making any claim about the results of its solicitation before the Special Meeting is held.

          52. On November 21, 1997, Bruce Mason gave a live interview on the CNBC network's "Power Lunch" program. Upon information and belief, during this interview, Mason publicly predicted that True North shareholders would vote to approve the Bozell Merger. Mason stated during the interview that True North expected the Merger to be completed by December 31, 1997. This would be possible only if the shareholders were to approve the Merger at the Special Meeting.

          53.    On November 25, 1997, Mason gave an interview to the
Paris daily newspaper Le Figaro, in which he once again predicted that the Merger was a virtual certainty, stating that True North and Bozell "are going to constitute" a very powerful combination. The interview was published in the November 26, 1997 issue of Le Figaro. An English-language summary of the interview was transmitted across news wires into the United States in the early morning of November 26, 1997.

Publicis' Offer

          54. On December 4, 1997, Publicis announced its intention to commence an all-cash offer to purchase 9,619,904 shares of True North common stock or such greater number of shares that, when added to Publicis' existing holdings, constitute a majority of outstanding shares of True North common stock. The price offered by





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
Publicis is $28 per share in cash. The Offer is a first step in consummating a proposed business combination to create a unified company run by one successful management team.

          55. Publicis' Offer addresses True North's strategic weaknesses. True North's failure to establish a global network is a fundamental shortcoming. As global marketers have increasingly demanded worldwide coverage, True North has continued to focus on the U.S. and, as a result, True North has placed itself at a significant competitive disadvantage to its global competitors. Publicis' Offer and the Proposed Publicis Merger directly address these weaknesses by providing access to the type of integrated global network that today's international advertisers demand and offering a management team with a proven track record of achievement.

          56. The combination of Publicis with True North will create a creative, powerful presence in most of the world's significant markets. Publicis believes that the resulting international network would be a market leader in both the United States and Europe with tremendous opportunities for growth around the world and that the strategic benefits of the Proposed Publicis Merger are undeniable and far superior to the Bozell Merger, which ignores the imperatives of True North's businesses and dissipates stockholder value in an unnecessary transaction.

          57. The Proposed Publicis Merger contemplates the consolidation of True North and Publicis under one management. In this way, the combined entity will have the tremendous advantage of a strong U.S. and international network, as today's market requires. This structure avoids, however, the difficulties inherent in the joint venture, formed by True North and Publicis in 1989, in which the two companies





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
combined certain of their European operations, which did not achieve its potential because it lacked a clear chain of command and a fully integrated structure.

          58. Publicis' Offer is in the best interests of True North's stockholders. It is an all-cash offer, available to all True North stockholders, for approximately 9.6 million shares. It is not coercive in nature. Moreover, it provides True North's stockholders with the opportunity to realize a substantial premium over the market price of their shares prior to announcement of the Offer. On November 14, 1997, the last New York Stock Exchange trading day before Publicis' public disclosure of its merger proposal, the closing price of True North shares was $23.38 per share. The Offer price represents a premium of $4.63 per share (or nearly 20%) over the market price of the shares immediately prior to the disclosure of Publicis' proposal.

          59.    Publicis' Offer, proposed merger and Publicis
Solicitation do not pose any threat to the interests of True North's stockholders or to True North's corporate policy and effectiveness. The Offer, Proposed Publicis Merger and Solicitation comply or will comply with all applicable laws and other obligations, including, without limitation, the securities laws, the antitrust laws, and all other legal obligations to which plaintiffs are subject. The offering documents fairly disclose all information material to the decision of True North's stockholders whether to accept or reject the Offer, in compliance with plaintiffs' obligations under the securities laws.

True North's "Poison Pill"

          60. Publicis' Offer and proposed merger cannot be completed successfully unless the True North Board of Directors agrees to remove or make inapplicable True North's anti-takeover devices. The application of such anti-takeover devices to the Offer and proposed merger in these circumstances would be an unreasonable and disproportionate response, in breach of the True North Board of Directors' fiduciary duties.

          61. On November 16, 1988, the Board declared a dividend of one Series A Junior Participating Preferred Stock purchase right (the "Right") for each outstanding Share of the Company (the "Poison Pill"). The Poison Pill effectively allows the Board of Directors to block any acquisition offers, even those providing substantial benefit to True North's stockholders.

          62. Each Right entitles the registered holder thereof to purchase from True North, following the Distribution Date (as defined in the Poison Pill), one two-thousandth of a share of True North's Series A Junior Participating Preferred Stock at an exercise price of $42.50, subject to adjustment. Furthermore, following the occurrence of certain other events, including the acquisition of 20% or more of True North's common stock (or 25% in the case of Publicis), each holder of a Right will be able to exercise that Right and purchase common stock of True North (or the surviving company in the event of merger) at half-price.

          63.    Because any current acquirer of 20% or more of True
North's common stock would not be entitled to exercise Rights, the dilutive effect of the Poison Pill, if implemented, on the value of such acquirer's common stock is overwhelming. Because of this prohibitive economic consequence, the Poison Pill effectively precludes the Proposed Publicis Merger without the consent of the True North Board.

          64. True North's Board of Directors can redeem the Rights at a redemption price of $.005 per Right, or alternatively, can amend the Poison Pill to make the Rights inapplicable to the Offer and the Proposed Merger. Given the nature and value of the Offer, a proper exercise of the True North Board of Directors' fiduciary duties would require it to redeem the Rights, or amend the Poison Pill to make the Rights inapplicable to the Offer and Proposed Publicis Merger, to enable stockholders to decide upon the merits of the Offer for themselves.

                                    Count I
     False and Misleading Statements in Violation of Federal Securities Law
         (Section 14(a) of the Securities Exchange Act and Rule 14a-9)

          65. Plaintiff repeats and realleges paragraphs 1 through 64 as if fully set forth herein.

          66. True North's Proxy Statement and Bruce Mason's letter of December 2, 1997 were solicitations of proxies with respect to the Special Meeting. Bruce Mason's interviews of November 21 and 25, 1997 were claims by True North regarding the results of a solicitation.

          67. These solicitations contained false or misleading statements, or omitted facts that were necessary in order to make the statements not false or misleading.

          68.    These statements are false or misleading as to facts
(whether omitted or affirmatively stated) that are material, because there is a substantial likelihood that a reasonable True North shareholder would consider these facts important in deciding how to vote on the merger and the other proposals at the Special Meeting.

          69. Because these solicitation statements are an essential link in achieving a shareholder vote at the Special Meeting in favor of the Merger, these statements have caused and are continuing to cause injury to Publicis.

          70.    By reason of the foregoing, True North has violated
Section 14a of the Securities Exchange Act of 1934 (the "Exchange Act"), 15 U.S.C. Section 78n(a), and Rule 14a-9, 17 C.F.R. Section 240.14a-9, promulgated thereunder. Publicis is being, or will be, irreparably injured by True North's misconduct and has no adequate remedy at law.


                                    Count II
                            Breach of Fiduciary Duty
                   (Interference with Stockholder Franchise)

          71. Plaintiff repeats and realleges paragraphs 1 through 70 as if fully set forth herein.

          72. Defendants' actions in setting a premature record date, in sitting silently while that record date passed without disclosing Publicis' merger proposal and its opposition to the Bozell Merger, and in deliberately choosing not to announce its record date were taken for the primary purpose of impeding and/or interfering with the effective exercise of the stockholder franchise in connection with the vote at the Special Meeting. Defendants sat silently upon the highly material news of Publicis' offer after surreptitiously setting a record date in violation of the New York Stock Exchange Rules. Defendants also violated Rule 14a-13 of the federal proxy rules by failing to send out broker inquiries until approximately the record date.

          73. Defendants took these actions to disenfranchise shareholders who purchased or would be purchasing True North stock after the disclosure of Publicis' opposition to the Bozell Merger and $28 per share merger proposal. As True North knew, those shareholders who purchased upon the news of Publicis' merger proposal and opposition would be likely to vote against the Bozell Merger.

          74. Publicis is being, or will be, irreparably injured by Defendants' misconduct and has no adequate remedy at law.

                                   Count III
                            Breach of Fiduciary Duty
                    (Failure to Maximize Stockholder Value)

          75. Plaintiff repeats and realleges paragraphs 1 through 74 as if fully set forth herein.

          76. The Bozell Merger will result in a change in the effective control of True North. In this context, the Board's fiduciary duty is to seek to obtain the best available terms for True North's shareholders and not to favor one potential acquirer over another or one type of financial alternative over another. In pursuing this objective, True North's Board of Directors have a duty to inform themselves, prior to making business decisions, of all information reasonably available to them.

          77. The True North Directors have not sought to obtain the best available terms for the True North shareholders and have not properly informed themselves. They have breached, and are continuing to breach, their fiduciary duties.

          78. Publicis is being, or will be, irreparably injured by Defendants' misconduct and has no adequate remedy at law.

                                    Count IV
                            Breach of Fiduciary Duty
                          (Breach of Duty of Loyalty)

          79. Plaintiff repeats and realleges paragraphs 1 through 78 as if fully set forth herein.

          80. Upon information and belief, some or all of the Director Defendants will receive exorbitant compensation - potentially tens of millions of dollars - in the period following the consummation of the Bozell Merger. By placing their own personal interests and the interests of new True North management ahead of the shareholders' interests, these defendants have acted in bad faith and have breached their duty of loyalty.

          81. Publicis is being, or will be, irreparably injured by Director Defendants' misconduct and has no adequate remedy at law.

                                    Count V
                            Breach of Fiduciary Duty
                  (Unreasonable Preemptive Defensive Measures)

          82. Plaintiff repeats and realleges paragraphs 1 through 81 as if fully set forth herein.

          83.    Defendants have no reasonable grounds to perceive
Publicis or its merger proposals in 1995 or now as a threat to the Company or to its policies. The Defendants sought and agreed to the Bozell Merger as a defensive measure to dilute the holdings of its largest shareholder, Publicis, with whom it has had a hostile relationship for years. By the Bozell Merger, the Defendants sought to entrench senior True North management. The Bozell Merger and the Merger Agreement are not in the best interests of True North shareholders and are an unreasonable and disproportionate response to the perceived threat posed by Publicis.

          84. Similarly, Defendants' restriction upon the offers that may be considered under the Merger Agreement, their manipulation of the record date in violation of the rules of the New York Stock Exchange, and their violation of the federal proxy rules in failing to send out timely broker inquiries constitute unreasonable and disproportionate responses by the True North Board of Directors to Publicis and Publicis' merger proposal. The impact of these responses upon True North shareholders is disproportionately large in relation to any "threat" allegedly posed by Publicis' merger proposal. The Defendants thereby have breached, and are threatening to continue to breach, their fiduciary duties.

          85. Publicis is being, or will be, irreparably injured by Defendants' misconduct and has no adequate remedy at law.

                                    Count VI
                            Breach of Fiduciary Duty
                  (Unreasonable Preemptive Defensive Measures)

          86. Plaintiff repeats and realleges paragraphs 1 through 85 as if fully set forth herein.

          87.    Publicis' Offer is non-coercive and non-discriminatory;
it is fair to True North's stockholders; and it represents a substantial premium over the market price of True North's shares prior to the disclosure of Publicis' proposal to True North. Publicis' Offer, Proposed Merger and Publicis Solicitation comply with all applicable laws and other obligations and pose no threat to the interests of True North's stockholders or to True North's corporate policy or effectiveness. Use of True North's anti-takeover devices or any other defensive measures to prevent True North stockholders from deciding for themselves whether or not to accept the Publicis Offer or Publicis Solicitation is not proportionate, nor within the range of reasonable responses to the Publicis Offer, Proposed Merger or Publicis Solicitation, and is a breach of the Board of Directors' fiduciary duties to True North's stockholders.

          88. Publicis is being, or will be, irreparably injured by Defendants' misconduct and has no adequate remedy at law.

          WHEREFORE, Publicis seeks judgment:

          (a) enjoining Defendants from making false and misleading statements in connection with the solicitation of proxies;

          (b) ordering corrective disclosures at the expense of Defendants;

          (c) enjoining the Special Meeting until the market has absorbed Defendants' corrective disclosures;

          (d) enjoining the Special Meeting until the True North Board of Directors has engaged in serious, good faith discussions with Publicis concerning the Publicis merger proposal;

          (e) enjoining the Special Meeting unless and until a proper record date is set, including through compliance with all applicable laws, rules, and regulations;

          (f) declaring void the restrictions in the Merger Agreement purporting to prohibit True North from engaging in discussions and/or negotiating a transaction with Publicis;

          (g) declaring that the Merger Agreement between True North and Bozell is void and enjoining the consummation of the Bozell Merger;

          (h) awarding Publicis damages in an amount to be determined at trial, as well as the costs and fees incurred by Publicis in prosecuting this lawsuit; and

          (i) granting such other and further relief as the Court deems just and proper.





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
Dated:     December 4, 1997


                                          --------------------------------------
                                            One of the Attorneys for Plaintiff
C. William Phillips
HOWARD, DARBY & LEVIN
1330 Avenue of the Americas
New York, New York 10019
(212) 841-1000


Local Counsel:

Stephen J. Bisgeier (00213756)
MILLER, SHAKMAN, HAMILTON,
   KURTZON & SCHLIFKE
208 South LaSalle Street
Chicago, Illinois 60604
(312) 263-3700





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